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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT
SCHEDULE TO-I/A

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

Magna International Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Subordinate Voting Shares
(Title of Class of Securities)

559222401
(CUSIP Number of Class of Securities)

Jeffrey O. Palmer Executive Vice President Magna International Inc. 337 Magna Drive Aurora, ON L4G 7K1 (905) 726-2462	WITH A COPY TO: Scott M. Freeman Sidley Austin LLP 787 Seventh Avenue New York, NY 10019 (212) 839-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee

$1,536,600,000	$47,173.62

*
For the purpose of calculating the filing fee only, this amount is based on the purchase of $1,536,600,000 in value of Class A Subordinate Voting Shares of Magna International Inc.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: N/A
Form or Registration No.: N/A
Filing Party: N/A
Date Filed: N/A
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

        THIS AMENDMENT TO THE SCHEDULE TO-I FILED BY MAGNA INTERNATIONAL INC. ON AUGUST 14, 2007, IS FILED TO ADD A CONFORMED SIGNATURE TO THE SCHEDULE, WHICH WAS INADVERTENTLY OMITTED FROM THE ORIGINAL FILING.

This Issuer Tender Offer Statement on Schedule TO is filed by Magna International Inc., a corporation existing under the laws of Province of Ontario, Canada (the "Company"), in connection with its offer to purchase up to $1,536,600,000 in value of its Class A Subordinate Voting Shares, or such lesser number of shares as are properly tendered and not properly withdrawn, from its shareholders. The tender offer will be conducted upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 13, 2007, as amended and supplemented, and the related Letter of Transmittal (which together as may be amended or supplemented from time to time constitute the tender offer). The Company is inviting shareholders to tender shares at prices per share between $76.50 and $91.50, net to the seller in cash, without interest, upon the terms and subject to the conditions of the tender offer.

This Issuer Tender Offer Statement on Schedule TO is intended to satisfy the applicable reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information contained in the offer to purchase and the Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference in response to items 1 through 11 of this Schedule TO. Capitalized terms used herein and not otherwise defined have the meaning given to such terms in the Offer to Purchase.

Item 12.    Exhibits.

(a)(1)(i)	Offer to Purchase dated August 13, 2007.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press Release dated May 10, 2007.(1)
Press Release dated July 25, 2007.(2)
Press Release dated August 11, 2007.(3)
(b)	Not Applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

(1)
Incorporated by reference to the Schedule TO filed by the Company on May 10, 2007.

(2)
Incorporated by reference to the Schedule TO filed by the Company on July 26, 2007.

(3)
Incorporated by reference to the Schedule TO filed by the Company on August 13, 2007.

Item 13.    Information Required By Schedule 13e-3.

Not applicable.

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated August 13, 2007.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(2)	Not Applicable.
(a)(3)	Not Applicable.
(a)(4)	Not Applicable.
(a)(5)	Press Release dated May 10, 2007.(1)
Press Release dated July 25, 2007.(2)
Press Release dated August 11, 2007.(3)
(b)	Not Applicable.
(d)	Not Applicable.
(g)	Not Applicable.
(h)	Not Applicable.

(1)
Incorporated by reference to the Schedule TO filed by the Company on May 10, 2007.

(2)
Incorporated by reference to the Schedule TO filed by the Company on July 26, 2007.

(3)
Incorporated by reference to the Schedule TO filed by the Company on August 13, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MAGNA INTERNATIONAL INC.
By:	(Signed) J. BRIAN COLBURN J. Brian Colburn Executive Vice-President and Secretary

Date: August 15, 2007

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EXPLANATORY NOTE
EXHIBIT INDEX
SIGNATURE